SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Q1 ’10 Earnings Results

I. Performance in Q1 2010 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 10	Q4 09	Q1 09	QoQ	YoY
Quarterly Results

Revenues	5,876	5,905	3,542	-0.5%	65.9%

Operating Income	789	313	-317	152.1%	—

Income before Tax	842	358	-488	135.2%	—

Net Income	649	502	-347	29.3%	—

II. IR Event of Q1 2010 Earnings Results

1. Provider of Information: IR team

2. Participants:	Institutional investors, Securities analysts, etc.

3. Purpose:	To present Q1 10 Earnings Results of LG Display

4. Date & Time:	3:30 p.m. (Korea Time) on April 22, 2010 in Korean 9:00 p.m. (Korea Time) on April 22, 2010 in English

5. Venue & Method:	1) Earnings release conference in Korean: - Auditorium, B1 floor, LG Twin Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English: - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure:

Anthony Moon, Vice President, IR Department (82-2-3777-1770)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 10 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 10 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS FIRST QUARTER 2010 RESULTS

SEOUL, Korea – April 22, 2010 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2010.

•

Sales in the first quarter of 2010 decreased by 0.5% to KRW 5,876 billion from sales of KRW 5,905 billion in the fourth quarter of 2009, and increased by 66% compared to KRW 3,542 billion in the first quarter of 2009.

•

Operating profit in the first quarter of 2010 increased by 152% to KRW 789 billion from KRW 313 billion in the fourth quarter of 2009, and compared to an operating loss of KRW 317 billion in the first quarter of 2009.

•

EBITDA in the first quarter of 2010 was KRW 1,421billion, an increase of 30% from KRW 1,091billion in the fourth quarter of 2009 and a year-on-year increase of 500% from KRW 237 billion in the first quarter of 2009.

•

Net profit in the first quarter of 2010 was KRW 649billion, an increase of 29% from KRW 502 billion in the fourth quarter of 2009 and compared to a loss of KRW 347 billion in the first quarter of 2009.

LG Display’s CEO Mr. Young Soo Kwon said, “Timely production based on accurate market prediction and customer-oriented marketing activities have reinforced our customer base. That, combined with a favorable LCD market, led to our sound performance. We will step up development efforts in new areas such as AMOLED and flexible display to expand our business portfolio and ensure sustained growth over the long run.”

Overall, the company shipped a total of 6.16million square meters of display area in the first quarter of 2010. On a revenue basis, TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 54%, 24%, 18% and 4%, respectively, in the first quarter.

The average utilization rate in the first quarter of 2010 was almost 100%. Inventory days remained below two weeks which is lower than a common level.

The weighted average (model basis) selling price increased by 2.4% in the first quarter of 2010. The average selling price per square meter of display area shipped was USD 838. Cost of goods in the first quarter of 2010 decreased by 5% from the fourth quarter of 2009 (based on COGS per square meter in US dollars) due to completion of depreciation for P7 and improvements in the production process and yield.

With KRW 3,144 billion of cash and cash equivalents and 97% of liability to equity ratio as of March 31, 2010, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of April 22, 2010. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipment in the second quarter of 2010 to increase by a low to mid teens percentage compared to the first quarter, and the average selling price per square meter is expected to be similar to the first quarter.

Ref.)	LG Display reported consolidated financial statements based on International Financial Reporting Standards (IFRS) from the first quarter of 2010. Figures for 1Q ‘09 and 4Q ‘09 shown in the press release are also based on IFRS.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 22, 2010, at 3:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109361#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 33,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Anthony Moon, VP, IR Department
LG Display
Tel: +822-3777-1770
Email: amoon@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: April 22, 2010	By: /s/ Anthony Moon

(Signature)

	Name:	Anthony Moon

	Title:	Vice President / IR Department